RMS

SEC FILE NUMBER
8- 68469

SEC[illegible]N

18000944

FORM X-17A-5

SEC MAIL PROCESSING
Received

PART III

FEB 26 2018

WASH, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodside Capital Securities, LLC

OFFICIAL USE ONLY
152603 FIRM I.D. NO.

OFFICIAL USE ONLY ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1950 University Avenue, Suite150
(No. and Street)

Palo Alto	CA	94303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rudolph Burger — (650) 391-2074
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott, LLP
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite 200 Larkspur, CA 94939
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DM

OATH OR AFFIRMATION

I, Rudolph Burger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodside Capital Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

See Attached Jurat

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4) of the Securities and Exchange Commission
- ☒ (o) Report on Assertions of Exemption of a Non-Carrying Broker or Dealer required By Rule 17a-5(d)(4) of the Securities and Exchange Commission

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN MATEO

Subscribed and sworn to (or affirmed) before me on this 23rd day of FEBRUARY 2018, by RUDOLPH BURGER,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

CATHY M. WONG
COMM. #2067406
Notary Public - California
Santa Clara County
My Comm. Expires June 4, 2018
NR01 NR01

(Seal) Signature [signature]

Optional information. This certificate is attached to:

Title or type of document: U.S. SECURITIES AND EXCHANGE COMMISSION - FORM X-17A-5 PART III - JAN. 1, 2017 - DECEMBER 31, 2017

Number of pages: 18 (EIGHTEEN PAGES)

Date of document: NONE

Signer(s) other than named above: NONE

Notary phone number: 650-290-3550 or 408-355-3700

Woodside Capital Securities, LLC

Financial Statements

and

Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934

For the year ended December 31, 2017

with

Reports of Independent Registered Public Accounting Firm

Table of Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH
SHIRLEY CHEN-BLUM

Report of Independent Registered Public Accounting Firm

To the Member of Woodside Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Woodside Capital Securitas, LLC (the Company) as of December 31, 2017, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. An audit also includes evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934, as listed in the table of contents (supplemental information) has been subjected to audit procedures

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have been the auditors of Woodside Capital Securitas, LLC since 2014.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, California
February 14, 2018

Woodside Capital Securities, LLC
Statement of Financial Condition
As of December 31, 2017

Assets

Current assets		
Cash and cash equivalents	$	694,715
Accounts receivable		109,199
Prepaid expenses		1,615
Total current assets		805,529
Total assets	$	805,529

Liabilities and Member's Equity

Current liabilities		
Accounts payable and accrued expenses	$	10,766
Commissions payable		87,908
Payable to member		79,080
Total current liabilities		177,754
Member's equity		627,775
Total liabilities and member's equity	$	805,529

See accompanying notes.

Woodside Capital Securities, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2017

Balance, December 31, 2016	$	685,355
Distributions to member		(895,516)
Net income		837,936
Balance, December 31, 2017	$	627,775

See accompanying notes.

Woodside Capital Securities, LLC
Statement of Income
For the year ended December 31, 2017

Revenues	
Commissions	$ 1,969,232
Research income	534,864
Interest and other income	88
Total revenues	2,504,184
Expenses	
Commissions	1,515,191
Professional fees	43,304
Regulatory fees	98,143
Other expenses	2,810
Total expenses	1,659,448
Income before income taxes	844,736
State income taxes	6,800
Net income	$ 837,936

See accompanying notes.

Woodside Capital Securities, LLC
Statement of Cash Flows
For the year ended December 31, 2017

Cash flows from operating activities	
Net income	$ 837,936
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in accounts receivable	19,278
Decrease in accounts payable and accrued expenses	(6,150)
Increase in commissions payable	35,106
Increase in prepaid expenses	(1,615)
Net cash provided by operating activities	884,555
Cash flows from financing activities	
Decrease in amounts payable to member	(14,997)
Distributions to member	(895,516)
Net cash used by financing activities	(910,513)
Net decrease in cash and cash equivalents	(25,958)
Cash and cash equivalents, beginning of year	720,673
Cash and cash equivalents, end of year	$ 694,715
Supplemental disclosure	
Cash paid during the year for income taxes	$ 6,800

See accompanying notes.

Woodside Capital Securities, LLC
Notes to Financial Statements
December 31, 2017

Note 1 - Summary of significant accounting policies

Basis of presentation
Woodside Capital Securities, LLC (the Company) is a single member limited liability company wholly owned by Woodside Capital Partners and formed in August 2009 under the laws of the State of Delaware. In October 2010, the Company registered as a broker-dealer with the Securities Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority.

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions executed in the software, hardware and life sciences marketplaces. The Company also performs market research that is sold to institutional investors. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Revenues
Commission income consists of success fees recorded as earned pursuant to the terms of investment banking agreements.

Research income is recorded as earned when the services are provided and the fee is fixed in accordance with the terms of the research agreements.

Cash and cash equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank, in interest and non-interest bearing accounts, available on demand.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. As of December 31, 2017, the Company determined that an allowance for doubtful accounts was not necessary.

Note 1 - Summary of significant accounting policies (continued)

Income taxes

The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included in the income tax return of the member.

The Company follows accounting principles generally accepted in the United States related to the accounting for uncertainty in income taxes. Adoption of the provisions did not have any impact on the Company's accounting for unrecognized tax liabilities. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years 2014 to 2017 are open for examination by the Internal Revenue Service and years 2013 to 2017 by the California Franchise Tax Board.

Use of estimates

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Note 2 - Transactions with member

Under the terms of an expense sharing agreement, the Company receives the benefit of certain office and administrative services provided by its member. For the year ended December 31, 2017, the Company received these services at no charge.

Note 3 - Concentrations

During the year ended December 31, 2017 revenue from three clients/contracts amounted to 67 percent of total revenues.

As of December 31, 2017, and at other times during the year then ended, amounts on deposit with a commercial bank exceeded federally insured limits.

Note 4 - Subsequent events

The Company evaluated subsequent events for recognition and disclosure through the date of this filing. Management concluded that no material subsequent events have occurred since December 31, 2017 that required recognition or disclosure in such financial statements.

Note 5 - Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. As of December 31, 2017, the Company had net capital of $516,961 which exceeded its required net capital by $505,111, and the ratio of aggregate indebtedness to net capital was .34 to 1.

Supplemental Information Required by Rule 17a-5 under the
Securities Exchange Act of 1934

Woodside Capital Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2017

Net Capital	
Total member's equity	$ 627,775
Subordinated liabilities	-
Non-allowable assets	(110,814)
Net capital	$ 516,961
Total aggregate indebtedness	$ 177,854
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 11,850
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirement	$ 11,850
Excess net capital	$ 505,111
Excess net capital after deducting the higher of 10% of aggregate indebtedness o120% of required net capital	$ 499,176
Computation of aggregate indebtedness	
Aggregate indebtedness	$ 177,854
Aggregate indebtedness to net capital ratio	.34 to 1

Woodside Capital Securities, LLC
Reconciliation Pursuant to Rule 17a-5(d)(2)(iii)
As of December 31, 2017

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2017)

There is no material difference between this net capital computation and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

Woodside Capital Securities, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Woodside Capital Securities, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

A supplementary report pursuant to Rule 17a- 5(d)(2)(ii) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WCS

Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

February 12, 2018

Wilson Markle Stuckey Hardesty & Bott, LLP
101 Larkspur Landing Circle
Suite 200
Larkspur, CA 94939

Woodside Capital Securities, LLC (the Company) is a limited broker-dealer, offering investment banking and research services. The Company does not directly handle customer funds or securities or any other duties associated with a clearing broker or dealer. The Company is registered with the U.S. Securities and Exchange Commission (SEC) in the event a transaction with a public entity requires a broker-dealer to hold credentials with the SEC.

In accordance with Rule 17a-5 of §240 of the Securities and Exchange Act of 1934, the Company performs an annual audit and files "Report pursuant to rule 17a-5 under the securities exchange act of 1934" with the SEC. On that report the Company claims exemption to Rule 15c3-3 based on exemption k (2) (i), which is noted below.

(k) *Exemptions.*
(2) The provisions of this section shall not be applicable to a broker or dealer:
(i) Who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities *for,* or owe money or securities *to,* customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers of Woodside Capital Securities, LLC ".

The nature of the business of the Company qualifies the firm for this exemption. Further, management has evaluated transactions executed for the year and has verified that no customer funds have been received or distributed for securities transactions or for customer accounts and the Company does not maintain customer accounts. Therefore, the Company has met the identified exemption provisions throughout the recent fiscal year end without exception.

Sincerely,

Rudolph Burger
Managing member

Woodside Capital Securities LLC
1950 University Avenue, Suite 150, East Palo Alto, CA 94303

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH
SHIRLEY CHEN-BLUM

Report on Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

Report of Independent Registered Public Accounting Firm

To the Member of Woodside Capital Securities, LLC

We have reviewed management's statements, included in the accompanying Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission (Report), in which Woodside Capital Securities, LLC (the Company) identified the following provisions of 17 CFR §15c3-3(k) under which it claimed an exemption from 17 CFR §240.15c3-3: (2)(i) (exemption provisions) and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The management of the Company is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the compliance by the Company with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the statements of management. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, California
February 14, 2018

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM